FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, March 4, 2008 –Grupo Pão de Açúcar – (BOVESPA: PCAR4; NYSE: CBD) announces its results for the 4th quarter (4Q07) and full year of 2007. The Company’s operating and financial information is presented on a consolidated basis and in Reais, pursuant to Brazilian Corporate Law, and all comparisons are with the fourth quarter (4Q06) and full year of 2006, except where stated otherwise.

Net Income grows 306.4% in the quarter

  Net income totaled R$ 112.7 million in the quarter, 306.4% up on 4Q06.

  EBITDA(2) stood at R$ 325.1 million in 4Q07, 42.1% up year-on-year, with a margin of 7.5% . The quarterly highlight was operating expenses, which fell by 180 basis points (bps) as a percentage of net sales.
  Fourth-quarter gross sales totaled R$ 5,137.4 million, 10.6% up year-on-year, while net sales came to R$ 4,328.8 million, up by 9.8% . In the year as a whole, gross sales amounted to R$ 17.6 billion and net sales stood at R$ 14.9 billion.
  Food products, led by perishables, grew by 3.1% in 2007.

  Pão de Açúcar, which has been recording significant same-store sales growth since 4Q06, was the best-performing banner.

  Another highlight was Sendas Distribuidora, posting a 4Q07 EBITDA margin of 6.6%, its highest ever figure. One of the main factors behind this performance was the 200 bps decline in operating expenses as a percentage of net sales over 4Q06.

  FIC – Financeira Itaú CBD – reached break-even in December 2007; as a result, equity income improved significantly, increasing from R$ 11.3 million negative in 4Q06 and R$ 9.9 million negative in 3Q07 to R$ 2.3 million negative in 4Q07.
Grupo Pão de Açúcar
Financial and Operating Highlights
	4Q07	4Q06	Chg.	2007	2006	Chg.
(R$ million)(1)
Gross Sales	5,137.4	4,643.7	10.6%	17,642.6	16,460.3	7.2%
Net Sales	4,328.8	3,943.2	9.8%	14,902.9	13,880.4	7.4%
Gross Income	1,197.2	1,090.7	9.8%	4,178.4	3,917.4	6.7%
Gross Margin - %	27.7%	27.7%		28.0%	28.2%	-20 bps(3)
EBITDA (after taxes and charges)(2)	325.1	228.8	42.1%	1,026.0	886.4	15.7%
EBITDA Margin - %	7.5%	5.8%	170 bps(3)	6.9%	6.4%	50 bps(3)
Net Income	112.7	27.7	306.4%	210.9	85.5	146.6%
Net Margin - %	2.6%	0.7%	190 bps(3)	1.4%	0.6%	80 bps(3)
Net Income excluded amortization of intangible	149.7	67.7	121.0%	311.9	184.5	69.0%

(1) Totals may not tally as the figures are rounded off
(2) As of 1Q07, EBITDA has been reported after taxes and charges account (line).
(3) basis points

Grupo Pão de Açúcar operates 575 stores in 14 states and in the Federal District and recorded gross sales of R$ 17.6 billion in 2007. The multi-format structure of the Group is formed by supermarkets (Pão de Açúcar, Extra Perto, CompreBem and Sendas ), hypermarkets (Extra), stores of electronic products/household appliances (Extra-Eletro), convenience stores (Extra Fácil), ‘atacarejo’ (wholesale/retail) (Assai), e-commerce operations (Extra.com.br and Pão de Açúcar Delivery) and an extensive distribution network. The Group maintains differentiated consumer service and strong positioning in the main markets of the country.

Message from Management

In 2007, Grupo Pão de Açúcar constructed a sustainable platform that will enable us to achieve more significant results, as we continue with our strategy of pursuing greater efficiency and productivity.

We continued to implement innovative formats, marking our entry into important market segments. We kept on working in the development of Extra Fácil in the Convenience segment; we launched Extra Perto as a compact model; we formed a joint venture with Assai, which allowed us to enter one of the fastest-growing segments in the country, the so-called atacarejo (cash & carry - wholesale/retail); and we formed a Purchasing Group partnership with União Brasil. We also restructured the Company’s brand architecture, reviving the Grupo Pão de Açúcar corporate trademark, which is now our official name and will serve as a basis for our 60th anniversary celebrations in 2008. These strategic undertakings were decisive in ensuring complementarity with our existing formats, and will allow us not only to attract distinct groups of customers, but also to develop a better understanding of their needs and demands.

We implemented in 2007 initiatives designed to improve competitiveness and increase profitability. In this context, the period highlights were the store productivity programs, which helped to cut expenses; the Shrinkage Reduction Program, designed to reduce in-store losses; and the assortment review process, which will lead to more advantageous negotiations with suppliers and more efficient stock out management. After a thorough adaptation process, we were certified as meeting the requirements of the Sarbanes-Oxley Act in June, 2007.

These initiatives have already had an impact on the Company’s performance. Annual gross sales amounted to R$ 17.6 billion, 7.2% up on 2006. Our EBITDA margin also recovered, closing 2007 at 6.9%, versus 6.4% registered last year. In December, the Board of Directors decided on a change of command and we appointed Claudio Galeazzi to take charge of this process. Mr. Galeazzi has already sucessfully restructured our operations in Rio de Janeiro through the firm Galeazzi e Associados, which was hired in July 2007 and will continue with the process throughout 2008. He has been appointed for two years, during which time he will have to achieve certain targets, the most important of which will be to increase the market value of our shares. The other main challenges of the new CEO are to increase same-store sales, develop and deepen the search for efficiency, ensure an adequate return on investments and prepare his successor.

During this period of transformation, we have succeeded in building a solid platform for future growth. We have consolidated our performance in the food segment and strengthened the Pão de Açúcar banner, which performed better than the Company average.

We believe 2008 will be a year of major challenges, translated into the following initiatives: the consolidation and expansion of the Extra Perto and Extra Fácil formats; the expansion of Assai, particularly through the conversion of existing Group stores; the generation of efficiency gains through simplified procedures and structures and the streamlining of the management model; the acceleration of new partnerships to expand the Purchasing Group; and expanding and increasing the profitability of the non-food category, with investments in various areas: Extra.com, Extra Eletro, global sourcing, consolidation of the subcategories (“Mundo Casa” – General Merchandise,; “Mundo Entretenimento” - Entertainment; “Mundo TEC”- Textiles, Sports and Children), among others.

With these changes, we are confident in our ability to resume a virtuous business circle in the years to come and generate even better results. Grupo Pão de Açúcar is a solid company with an exceptionally proficient team, thanks to the professionalization program that began five years ago.

Simplicity will be our watchword in the years ahead. We are fully aware of our potential and are prepared to maximize this knowledge that exists inside the Company. We will continue to seek higher productivity and gains in scale, thereby increasing competitiveness and enabling us to fulfill our mission of ensuring the best possible shopping experience for all our customers in every single one of our stores.

Sales Performance Gross sales increase 10.6% in the 4th quarter

(R$ million)	4Q07	4Q06	Chg.	2007	2006	Chg.
Gross Sales	5,137.4	4,643.7	10.6%	17,642.6	16,460.3	7.2%
Net Sales	4,328.8	3,943.2	9.8%	14,902.9	13,880.4	7.4%

Gross sales totaled R$ 17.6 billion in 2007, 7.2% up on 2006, while net sales grew by 7.4% to R$ 14.9 billion. In same-store terms, gross sales recorded an increase of 2.8% and net sales moved up by 3.4% .

Food products accounted for 74.8% of the Group’s gross sales, led by perishables, which made a major contribution to the 3.1% upturn in same-store food sales over 2006. Non-food items recorded slight same-store growth of 1.8% and were responsible for 25.2% of total sales. Their performance was adversely affected by the audio and video subcategories (“Mundo Entretenimento”), which were jeopardized by price deflation throughout the year and the exceptionally strong comparison base provided by 2006 (World Cup).

In terms of format, the Pão de Açúcar banner was the undoubted highlight, having recorded solid same-store growth above the Group average since 4Q06. The Sendas and CompreBem banners were in line with the Company average, while the Extra and Extra Eletro hypermarkets posted below-average growth, having been affected by the poor performance of electronics products.

In the fourth quarter, gross sales came to R$ 5,137.4 million, 10.6% up year-on-year, while net sales climbed by 9.8% to R$ 4,328.8 million. These figures include Assai’s sales in November and December, which totaled R$ 234.2 million gross and R$ 200.6 million net.

Same-store gross sales moved up 1.0% year-on-year in 4Q07, while net sales increased by 1.4% . Food products recorded growth of 1.1%, once again leveraged by the favorable performance of perishable goods. Impacted by price deflation and the strong comparison base, the non-food category edged up by just 0.6% in the quarter, but was beginning to pick up steam as of December.

Final-quarter sales were influenced by the review of the Company’s promotional policy, which balanced the mix of special offers and regular prices, seeking a price framework that generated higher profits. Although sales recorded only modest growth in absolute terms, the main objective of increased profitability was achieved.

Operating Performance

The 2006 figures presented below refer to the results as reported, except where stated otherwise. This is because the 3Q06 results were affected by the payment of tax demands amounting to R$ 96.8 million, related to soybean export purchase, processing and sale transactions. Of this total, R$ 54.4 million impacted the cost of goods sold (COGS) and R$ 42.4 million affected financial expenses (that part related to fines and interest). The impact on net income after taxes was R$ 74.9 million.

Moreover, the pro-forma results are adjusted for restructuring expenses in 2006 and in 2007 amounting to R$ 56.9 million and R$ 16.4 million respectively. In addition, the numbers below related to the Group’s operating performance, refer to the consolidated figures, which include the entire operating result of Sendas Distribuidora (a joint venture with the Sendas chain in Rio de Janeiro) and Assai (a joint venture with the Atacadista Assai chain in São Paulo).

4Q07 gross margin of 27.7% Same level of 2006 figure due to the impact of Assai’s consolidation

	4Q07	4Q06	Chg.	2007	2006	Chg.
(R$ million)
Gross Profit	1,197.2	1,090.7	9.8%	4,178.4	3,917.4	6.7%
Gross Margin - %	27.7%	27.7%		28.0%	28.2%	-20 bps(3)
(3) basis points

Grupo Pão de Açúcar’s gross profit increased by 6.7%, from R$ 3,917.4 million in 2006, to R$ 4,178.4 in 2007, while the gross margin dipped by 20 bps to 28.0% .

However, if we compare 2007 with pro-forma 2006, gross profit grew by 5.2% and the gross margin fell by 60 bps below the previous year’s pro-forma gross margin of 28.6% . This reduction occurred because the price revision and improved competitiveness policy only began as of the second half of 2006, whereas in 2007 its effects were reflected throughout the entire year. In addition, the gross margin slide was offset by higher sales volume and the reduction in shrinkage levels.

Gross profit totaled R$ 1,197.2 million in 4Q07, 9.8% up on the R$ 1,090.7 million recorded in 4Q06, while the gross margin remained flat. The 4Q07 margin reflected the impact of Assai, whose margins (14.7%) are substantially lower than those of the Company.

Operating Expenses fall substantially in the quarter, with a 180 bps reduction as a percentage of net sales

(R$ million)(1)	4Q07	4Q06	Chg.	2007	2006	Chg.
Selling Expenses	701.5	665.7	5.4%	2,552.5	2,418.9	5.5%
Gen. Adm. Exp.	141.4	174.7	-19.1%	500.3	527.1	-5.1%

Operating Exp. (before Taxes and Charges)	842.9	840.5	0.3%	3,052.8	2,946.1	3.6%
% of net sales	19.5%	21.3%	-180 bps(3)	20.5%	21.2%	-70 bps(3)
Taxes & Charges	29.3	21.4	36.8%	99.6	84.9	17.3%

Operating Expenses	872.2	861.9	1.2%	3,152.4	3,031.0	4.0%
% of net sales	20.1%	21.9%	-180 bps(3)	21.2%	21.8%	-60 bps(3)
(1) Totals may not tally as the figures are rounded off
(3) basis points

The comments below refer to operating expenses before taxes and other charges.

Operating expenses amounted to R$ 3,052.8 million in 2007, 3.6% more than in 2006, equivalent to 20.5% of net sales, 70 bps down on the year before.

It is worth emphasizing that restructuring expenses totaled R$ 56.9 million in 2006 and R$ 16.4 million in 2007. Thus, operating expenses excluding these restructuring expenses would have come to 20.4% of net sales, 40 bps lower than 2006 pro-forma operating expenses.

This reduction of expenses as a percentage of net sales was due to the expense reduction programs implemented in 2006 and consolidated in 2007. These included alterations to the administrative structure, the consolidation of the Shared Service Center (CSC), which generated scale and productivity gains in various managerial processes, and the in-store productivity programs. Annual selling expenses totaled R$ 2,552.5 million, 5.5% up on 2006, equivalent to 17.1% of net sales, 30 bps down on the previous year.

Similarly, general and administrative expenses fell by 5.1%, or R$ 26.8 million, in absolute terms and by 40 bps in percentage of net sales terms, reflecting the important improvements achieved throughout the year. Operating expenses amounted to R$ 842.9 million in the 4th quarter, 0.3% up on 4Q06. However, in comparison with pro-forma 4Q06 (i.e. excluding R$ 16.6 million in selling expenses and R$ 15.4 million in G&A expenses), growth would have come to 4.3% . It is worth emphasizing the reduction in G&A expenses, which dropped by 11.2%, or R$ 17.9 million, over 2006 pro-forma figure.

Selling expenses grew by 5.4% in the quarter to R$ 701.5 million, due to the opening of 16 new stores and the acquisition of 14 Assai stores. Compared with pro-forma 4Q06, this growth came to 8.1% . However, the increase in expenses was lower than the 9.8% net sales growth in the same period and also 70 bps less in percentage of net sales terms due to dilution in the quarter.

EBITDA margin of 7.5% is the result of greater control over expenses in the quarter

	4Q07	4Q06	Chg.	2007	2006	Chg.
(R$ million)
EBITDA (after taxes and charges)	325.1	228.8	42.1%	1,026.0	886.4	15.7%
EBITDA Margin (after taxes and charges)	7.5%	5.8%	170 bps(3)	6.9%	6.4%	50 bps.(3)
(3) basis points

Annual EBITDA moved up 15.7% over 2006 to R$ 1,026.0 million, even though the gross margin narrowed by 20 bps. In pro-forma terms, which excludes the restructuring and non-recurring expenses mentioned previously, EBITDA climbed by 4.5% .

This growth was mainly due to greater control over expenses in the period.

The improvement was even more apparent in the 4th quarter, when EBITDA reached R$ 325.1 million, 42.1% up year-on-year (+24.6% in pro-forma terms). The 4Q07 EBITDA margin stood at 7.5%, 170 bps wider than in 4Q06 and the highest level of the year (+90 bps according to the pro-forma criterion).

Financial Result Net financial result negative by R$ 43.6 million in the quarter

(R$ million)(1)	4Q07	4Q06	Chg.	2007	2006	Chg.
Financ. Revenue	144.1	155.2	-7.2%	344.4	433.4	-20.5%
Financ. Expenses	(187.6)	(171.8)	9.2%	(555.6)	(654.0)	-15.1%

Net Financial Income	(43.6)	(16.6)	161.7%	(211.2)	(220.6)	-4.3%
(1) Totals may not tally as the figures are rounded off

Financial income totaled R$ 344.4 million in 2007, 20.5% less than the R$ 433.4 million recorded in 2006, mainly due to the 32.3% reduction in the average cash position and lower interest rates in relation to the year before.

Financial expenses stood at R$ 555.6 million, 9.2% down on the R$ 611.6 million reported in the previous year (pro-forma 2006 figure which excludes R$ 42.4 million in taxes related to soybean exports, recorded under fines and interest). This reduction was also due to lower period interest rates (average Selic of 12.0% p.a. in 2007, versus 15.1% p.a. in 2006).

The net financial result for the year was R$ 211.2 million negative, 18.5% down on pro-forma 2006.

The Company’s annual gross indebtedness, excluding PAFIDC (Pão de Açúcar Receivables Securitization Fund), increased by R$ 407.9 million over 2006, in turn raising the net debt by R$ 625.3 million. The net debt/EBITDA ratio stood at 1.25x in the last 12 months.

Financial income totaled R$ 144.1 million in 4Q07, 7.2% down year-on-year, also due to the period reduction in interest rates and the Company’s average cash position. On the other hand, financial expenses moved up 9.2% year-on-year to R$ 187.6 million. Accordingly, the net financial result was R$ 43.6 million negative, versus a negative R$ 16.6 million in 4Q06, an increase of R$ 27.0 million. This difference is explained by a non-recurring effect in 4Q06, when the Company filed a request for the review of all taxes payablein installments and obtained a R$ 26.0 million reduction in the interest and fines on these installments. Excluding this effect, the net financial result would have remained flat.

Equity Income FIC breaks even in December

With a 12.5% share of the Group’s sales, FIC (Financeira Itaú CBD) reached the break-even point in December 2007 and should report positive results from 2008 on. Consequently, 4Q07 equity income was negative by only R$ 2.3 million, versus a negative R$ 11.3 million in 4Q06 and a negative R$ 9.9 million in the previous quarter.

The client portfolio closed the year at 5.7 million, 12.6% up on 2006, while the receivables portfolio grew by 50.5% to R$ 1,344.9 million.

The main initiatives that contributed to the annual performance were:

  absorption of the portfolio of co-branded cards previously belonging to Credicard;

  continuing growth in card activation levels;

  expansion of the private label card portfolio through increased use, new clients and the migration from private label cards to Mastercard co-branded cards;

  reinitiation of co-branded card sales, including a first-purchase-upon-concession option;

  new client-registering and credit-granting initiatives, with higher limits and more extended payment terms than the competition;

  creation of the CDC (direct consumer credit) for private label cards, with a substantial expansion of clients’ installment payment capacity and a pre-approved credit portfolio of more than R$ 5.0 billion;

  participation in the Varejo na Alma (Retail in the Soul) campaign, whereby store employees encourage card use by customers; as a result, over 250 stores received awards.

FIC changed its in-store operating concept and it is now physically present in all of the Group’s hypermarkets and supermarkets which sell electronic goods (Comprebem da Cidade, for example). In all other stores, it maintains Electronic Service Terminals. In December 2007, therefore, it was present and operating in 545 stores.

Minority Interest: Sendas Distribuidora Gross margin gains and reduced expenses contribute towards a substantial improvement in the EBITDA margin

Gross revenue from operations in Rio de Janeiro totaled R$ 3,209.6 million in 2007, very close to the 2006 figure and equivalent to 18.2% of the Group’s total gross sales. Net revenue in the period totaled R$ 2,783.4 million.

The annual gross margin stood at 26.4%, 30 bps down on the year before. As of the 3Q07, the Company has been seeking a better balance between special offers and regular prices, one of the aims of which being the recovery of profitability through a more appropriate balance between margins and sales.

Operating expenses fell by 70 bps, from 22.7% of net sales in 2006 to 22.0% in 2007, thanks to the implementation of in-store productivity programs, lower expenses from special offers and the creation of a committee to control store-related expenses.

Due to the above-mentioned factors, the EBITDA margin reached 3.4%, versus 3.1% in 2006. In absolute terms, EBITDA moved up 11.7% to R$ 95.0 million.

The net financial result was negative by R$ 116.4 million, a substantially improvement of 23.2%, or R$ 35.2 million, over the previous year, chiefly due to the 32.0% reduction in financial expenses.

The improvement in the operating result, which has been occurring since 3Q07, has allowed the Company to make use of deferred tax credits to such an extent that profit forecasts were reviewed both by Management and the independent auditors. In 2007 as a whole, these credits, deriving from losses in previous fiscal years, totaled R$ 91.5 million.

As a result of these credits, the reduction in expenses and the improved financial result, Sendas Distribuidora recorded an annual loss of R$ 19.2 million, versus a loss of R$ 625.1 million in 2006, when the figure was strongly jeopardized by the review of the financial assumptionsthat backed the future recognition of the goodwill, which resulted in the provisioning of R$ 474.0 million for the partial reduction in goodwill.

In 4Q07 Sendas Distribuidora posted gross sales of R$ 869.4 million and net sales of R$ 749.3 million.

The gross margin came to 27.2%, 100 bps down year-on-year, resulting in a gross profit of R$ 203.8 million.

The quarter’s main highlight was the 200 bps reduction in operating expenses, which fell from 21.6% of net sales in 4Q06 to 19.6% in 4Q07. Thanks to this, and the reduced gross margin, 4Q07 EBITDA climbed by a hefty 12.7%, while the EBITDA margin was the highest since the beginning of the Sendas Distribuidora operation, rising from 5.8% in the 4Q06 to 6.6% .

Minority Interest: Assai Atacadista

In November 2007, Grupo Pão de Açúcar and the partners of Assai Comercial e Importadora Ltda announced the creation of a joint venture, in which Grupo Pão de Açúcar retains a 60% interest. The stores will continue to operate under the Assai name and under the management of the original partners, with their long-standing experience in the segment, maintaining their primary strengths of low operating costs, competitive prices, attractive product mix and excellent marketing.

In November and December, Assai Atacadista recorded gross sales of R$ 234.2 million and net sales of R$ 200.6 million. Gross profit stood at R$ 29.6 million, with a gross margin of 14.7% .

Operating expenses totaled 10.3% of net sales, while EBITDA amounted to R$ 8.7 million, with a margin of 4.4% . Net income came to R$ 3.7 million, generating a minority interest of R$ 1.5 million.

Net Income Final-quarter net income climbs 306.4% year-on-year

(R$ million)(1)	4Q07	4Q06	Chg.	2007	2006	Chg.
Net Income	112.7	27.7	306.4%	210.9	85.5	146.6%
Net Margin - %	2.6%	0.7%	190 bps(3)	1.4%	0.6%	80 bps(3)
(1) Totals may not tally as the figures are rounded off
(3) basis points

Grupo Pão de Açúcar posted an annual net income of R$ 210.9 million, 146.6% up on 2006. It is worth mentioning that net income for 2007 and 2006 were impacted by restructuring and other non-recurring expenses, which amounted to R$ 16.4 million and R$ 134.2 million, respectively.

Net income totaled R$ 112.7 million in 4Q07, 306.4% up year-on-year. This performance was the result of lower operating expenses and a significant operating improvement in the quarter.

It is worth highlighting that 4Q06 net income was impacted by restructuring expenses in the amount of R$ 32.0 million.

Annual and fourth-quarter net income were impacted by R$ 152.9 million and R$ 56.6 million, respectively, in expenses from the amortization of goodwill (intangible). This is a non-cash expense, which has a positive impact on the Group from the fiscal benefit point of view.

Investments total R$ 980.6 million in 2007

Grupo Pão de Açúcar invested R$ 980.6 million in 2007, 14.4% more than the R$ 857.2 million invested in the previous year.

Most of the funds went towards the opening of 37 new stores (one Pão de Açúcar, seven Extra hypermarkets, five CompreBem, 10 Extra Perto, 13 Extra Fácil and one Assai). As a result, the Group’s total sales area closed the year 9.9% up on the end of 2006.

The main highlights of the year were:

R$ 471.1 million in the opening and construction of new stores;

R$ 181.1 million in the acquisition of strategic sites;

R$ 215.6 million in store renovation;

R$ 112.8 million in infrastructure (technology, logistics and others).

In the fourth quarter, the Group opened 16 new stores (one Pão de Açúcar, three Extra, one CompreBem, five Extra Perto, five Extra Fácil and one Assai). Period investments totaled R$ 332.3 million, versus R$ 336.7 million in 4Q06.

The main highlights of the quarter were:

R$ 154.2 million in the opening and construction of new stores;

R$ 69.0 million in the acquisition of strategic sites;

R$ 80.6 million in store renovation;

R$ 28.5 million in infrastructure (technology, logistics and others).

The information in the tables below has not been reviewed by the independent auditors.

Consolidated Income Statement - Corporate Law Method (thousand R$)

	4th Quarter			Year

	2007	2006	%	2007	2006	%

Gross Sales Revenue	5,137,426	4,643,655	10.6%	17,642,563	16,460,296	7.2%
Net Sales Revenue	4,328,767	3,943,231	9.8%	14,902,887	13,880,403	7.4%
Cost of Goods Sold	(3,131,546)	(2,852,519)	9.8%	(10,724,499)	(9,962,965)	7.6%
Gross Profit	1,197,221	1,090,712	9.8%	4,178,388	3,917,438	6.7%
Selling Expenses	(701,455)	(665,736)	5.4%	(2,552,453)	(2,418,929)	5.5%
General and Administrative Expenses	(141,398)	(174,714)	-19.1%	(500,347)	(527,145)	-5.1%
Operating Exp. (before Taxes and Charges)	(842,853)	(840,450)	0.3%	(3,052,800)	(2,946,074)	3.6%
Taxes and Charges	(29,312)	(21,430)	36.8%	(99,575)	(84,923)	17.3%
Total Operating Expenses	(872,164)	(861,880)	1.2%	(3,152,374)	(3,030,997)	4.0%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	325,057	228,832	42.1%	1,026,013	886,441	15.7%
Depreciation	(87,833)	(88,872)	-1.2%	(385,027)	(364,487)	5.6%
Amortization of intangible	(56,598)	(69,413)	-18.5%	(152,905)	(172,308)	-11.3%
Amortization of deferred	(3,080)	(1,524)	102.1%	(12,764)	(11,148)	14.5%
Earnings before interest and taxes
-EBIT	177,546	69,023	157.2%	475,317	338,498	40.4%
Financial Income	144,076	155,199	-7.2%	344,413	433,398	-20.5%
Financial Expenses	(187,634)	(171,841)	9.2%	(555,578)	(654,025)	-15.1%
Net Financial Income (Expense)	(43,558)	(16,641)	161.8%	(211,165)	(220,627)	-4.3%
Equity Income/Loss	(2,319)	(11,302)	-79.5%	(28,923)	(53,197)	-45.6%
Operating Result	131,669	41,080	220.5%	235,229	64,674	263.7%
Non-Operating Result	(1,638)	(300,444)	-99.5%	(9,084)	(323,229)	-97.2%
Income Before Income Tax	130,031	(259,364)		226,145	(258,555)
Income Tax	16,325	(726)		(11,404)	(1,472)
Income Before Minority Interest	146,356	(260,090)		214,741	(260,027)
Minority Interest	(31,106)	292,233		9,536	358,972	-97.3%
Income Before Profit Sharing	115,250	32,143	258.6%	224,277	98,945	126.7%
Employees' Profit Sharing	(2,599)	(4,421)	-41.2%	(13,399)	(13,421)	-0.2%
Net Income	112,651	27,722	306.4%	210,878	85,524	146.6%
Net Income per 1,000 shares	0.49	0.12		0.93	0.38	146.2%
No of shares (in thousand)	227,919	227,543		227,919	227,543
Net Income excluded amortization of intangible	149,651	67,722	121.0%	311,878	184,524	69.0%
Net Income per 1,000 shares excluded amortization of Intangible	0.60	0.30	120.6%	1.37	0.81	68.7%

% of net sales	4Q07	4Q06	2007	2006

Gross Profit	27.7%	27.7%	28.0%	28.2%
Selling Expenses	-16.2%	-16.9%	-17.1%	-17.4%
General and Administrative Expenses	-3.3%	-4.4%	-3.4%	-3.8%
Operating Exp. (before Taxes and Charges)	-19.5%	-21.3%	-20.5%	-21.2%
Taxes and Charges	-0.7%	-0.5%	-0.7%	-0.6%
Total Operating Expenses	-20.1%	-21.9%	-21.2%	-21.8%
EBITDA	7.5%	5.8%	6.9%	6.4%
Depreciation	-2.0%	-2.3%	-2.6%	-2.6%
Amortization of intangible	-1.3%	-1.8%	-1.0%	-1.2%
Amortization of deferred	-0.1%	-2.3%	-0.1%	-2.6%
EBIT	4.1%	1.8%	3.2%	2.4%
Net Financial Income (Expense)	-1.0%	-0.4%	-1.4%	-1.6%
Non-Operating Result	0.0%	-7.6%	-0.1%	-2.3%
Income Before Income Tax	3.0%	-6.6%	1.5%	-1.9%
Income Tax	0.4%	0.0%	-0.1%	0.0%
Minority Interest/Employees' Profit	-0.8%	7.3%	0.0%	2.5%
Net Income	2.6%	0.7%	1.4%	0.6%
Net Income excluded amortization of intangible	3.5%	1.7%	2.1%	1.3%

Consolidated Balance Sheet - Corporate Law Method (thousand R$)

ASSETS	12/31/2007	12/31/2006

Current Assets	5,009,132	4,878,416
Cash and Banks	414,013	247,677
Marketable securities	650,119	1,033,834
Credit	536,867	378,826
Customer credit financing	-	30
Credit sales with post-dated checks	45,450	28,699
Credit cards companies	492,823	299,272
Sales vouchers and others	5,015	63,422
Allowance for doubtful accounts	(6,421)	(12,597)
Resulting from commercial agreements	453,889	397,098
Accounts receivable - PAFIDC	825,606	845,668
Inventories	1,534,242	1,231,963
Recoverable taxes	379,980	378,849
Deferred income tax	88,128	238,676
Prepaid expenses and others	126,288	125,825
Noncurrent Assets	7,736,974	6,722,021
Long-Term Assets	2,053,779	1,694,198
Trade accounts receivable	371,221	334,247
Recoverable taxes	142,159	95,970
Deferred income and social contribution taxes	1,026,540	837,676
Amounts receivable from related parties	252,890	245,606
Judicial deposits	205,000	163,065
Others	55,969	17,634
Permanent Assets	5,683,195	5,027,823
Investments	110,987	79,557
Property and equipment	4,820,179	4,241,040
Intangible assets	674,852	630,945
Deferred charges	77,177	76,281

TOTAL ASSETS	12,746,106	11,600,437

LIABILITIES	12/31/2007	12/31/2006

Current Liabilities	4,352,714	3,823,909
Accounts payables to suppliers	2,324,975	2,027,268
Loans and financing	615,227	800,221
Recallable fund quotas - PAFIDC	823,802	71,100
Debentures	27,881	414,761
Payroll and related charges	173,053	173,010
Taxes and social contributions payable	102,418	68,675
Dividends proposed	50,084	20,312
Financing for purchase of fixed assets	15,978	44,366
Rents	44,159	40,924
Others	175,137	163,272
Long-Term Liabilities	3,243,582	2,805,985
Loans and financing	919,294	719,128
Recallable fund quotas - PAFIDC	-	663,024
Debentures	779,650	-
Taxes payable in installments	250,837	261,101
Provision for contingencies	1,216,189	1,137,627
Others	77,612	25,105

Minority Interest	137,818	128,416

Shareholder's Equity	5,011,992	4,842,127
Capital	4,149,858	3,954,629
Capital reserves	517,331	517,331
Revenue reserves	344,803	370,167

TOTAL LIABILITIES	12,746,106	11,600,437

Consolidated Cash Flows - Corporate Law Method (thousand R$)

	December 31

Cash flow from operating activities	2007	2006

Net income for the year	210,878	85,524
Adjustment to reconcile net income
Deferred income tax	(38,316)	(90,729)
Residual value of permanent asset disposals	10,978	70,223
Net gains from shareholding dilution	-	(58,151)
Depreciation and amortization	550,696	547,943
Interest and monetary variations, net of payments	9,518	375,519
Equity results	28,923	53,197
Provision for contingencies	71,103	94,010
Provisions for Fixed Assets Write-Off and losses	2,205	12,685
Provisions for Goodwill Amortization	-	268,886
Minoritary interest	(9,536)	(358,972)

	836,449	1,000,135

(Increase) decrease in assets
Accounts receivable	(211,916)	(226,079)
Advances to suppliers and employees	-	3,755
Inventories	(215,623)	(116,677)
Recoverable Taxes	(19,291)	13,065
Others assets	(35,030)	(14,794)
Related parties	(2,510)	(39,079)
Judicial Deposits	(24,844)	5,159

	(509,214)	(374,650)

Increase (decrease) in liabilities
Suppliers	236,672	373,034
Payroll and related charges	(6,910)	15,371
Income and Social contribution taxes payable	5,853	(165,468)
Others accounts payable	(417)	89,133

	235,198	312,070

Net cash flow generated by operating activities	562,433	937,555

	December 31

	2007	2006

Net cash from investing activities
Cash net in subsidiaries	20	-
Increase in investments	(224,777)	(4,107)
Capital increase in subsidiaries	(60,553)	(70,445)
Acquisition of property and equipment	(1,009,017)	(827,665)
Increase in intangible assets	(8,266)	(1,322)
Increase in deferred assets	(16,503)	(28,640)
Sales of property and equipment	85	13,791

Net cash flow used in investing activities	(1,319,011)	(918,388)

Cash Flow from Financing Activities
Capital Increase	9,071	7,212
Increase of minority interest	12,000	-
Capital Reserve Increase	-	37
Financings	-	-
Funding and Re-Financing	2,455,859	199,549
Payments	(1,917,419)	(593,238)
Dividend payments	(20,312)	(62,053)

Net cash flow generation (expenditure) in financing activities	539,199	(448,493)

Net decrease in cash and cash equivalents	(217,379)	(429,326)

Cash, banks and marketable securities at end of year	1,064,132	1,281,511
Cash, banks and marketable securities at beginning of year	1,281,511	1,710,837

Changes in cash and cash equivalents	(217,379)	(429,326)

Cash flow suplemental information
Interest paid on loans and financings	490,383	113,568

Gross Sales per Format (R$ thousand)

9 Months	2007	%	2006	%	Chg.(%)

Pão de Açúcar	2,763,220	22.1%	2,685,225	22.7%	2.9%
Extra*	6,444,825	51.6%	5,963,251	50.5%	8.1%
CompreBem	2,104,305	16.8%	1,931,691	16.3%	8.9%
Extra Eletro	226,276	1.8%	256,436	2.2%	-11.8%
Sendas**	966,509	7.7%	980,038	8.3%	-1.4%

Grupo Pão de Açúcar	12,505,135	100.0%	11,816,641	100.0%	5.8%

4th Quarter	2007	%	2006	%	Chg.(%)

Pão de Açúcar	980,404	19.1%	959,692	20.7%	2.2%
Extra*	2,669,969	52.0%	2,455,752	52.9%	8.7%
CompreBem	805,988	15.7%	760,626	16.4%	6.0%
Extra Eletro	103,785	2.0%	109,008	2.3%	-4.8%
Sendas**	343,051	6.7%	358,577	7.7%	-4.3%
Assai	234,230	4.5%	-	-	-

Grupo Pão de Açúcar	5,137,427	100.0%	4,643,655	100.0%	10.6%

Year	2007	%	2006	%	Chg.(%)

Pão de Açúcar	3,743,624	21.2%	3,644,917	22.1%	2.7%
Extra*	9,114,794	51.7%	8,419,003	51.1%	8.3%
CompreBem	2,910,293	16.5%	2,692,317	16.4%	8.1%
Extra Eletro	330,061	1.9%	365,444	2.2%	-9.7%
Sendas**	1,309,560	7.4%	1,338,615	8.1%	-2.2%
Assai	234,230	1.3%	-	-	-

Grupo Pão de Açúcar	17,642,562	100.0%	16,460,296	100.0%	7.2%

* Include sales of banners Extra Fácil e Extra Perto
** Sendas banner which is part of Sendas Distribuidora S/A

Net Sales per Format (R$ thousand)

9 Months	2007	%	2006	%	Chg.(%)

Pão de Açúcar	2,324,094	22.0%	2,239,830	22.5%	3.8%
Extra*	5,430,399	51.4%	5,001,326	50.4%	8.6%
CompreBem	1,789,769	16.9%	1,634,569	16.4%	9.5%
Extra Eletro	179,854	1.7%	200,878	2.0%	-10.5%
Sendas**	850,004	8.0%	860,569	8.7%	-1.2%

Grupo Pão de Açúcar	10,574,120	100.0%	9,937,172	100.0%	6.4%

4th Quarter	2007	%	2006	%	Chg.(%)

Pão de Açúcar	825,031	19.1%	851,880	21.6%	-3.2%
Extra*	2,234,374	51.6%	2,048,774	52.0%	9.1%
CompreBem	687,297	15.9%	644,882	16.4%	6.6%
Extra Eletro	80,945	1.9%	84,682	2.1%	-4.4%
Sendas**	300,529	6.9%	313,013	7.9%	-4.0%
Assai	200,591	4.6%	-	-	-

Grupo Pão de Açúcar	4,328,767	100.0%	3,943,231	100.0%	9.8%

Year	2007	%	2006	%	Chg.(%)

Pão de Açúcar	3,149,125	21.1%	3,091,710	22.3%	1.9%
Extra*	7,664,773	51.4%	7,050,100	50.8%	8.7%
CompreBem	2,477,066	16.6%	2,279,451	16.4%	8.7%
Extra Eletro	260,799	1.8%	285,560	2.1%	-8.7%
Sendas**	1,150,533	7.7%	1,173,582	8.4%	-2.0%
Assai	200,591	1.4%	-	-	-

Grupo Pão de Açúcar	14,902,887	100.0%	13,880,403	100.0%	7.4%

* Include sales of banners Extra Fácil e Extra Perto
** Sendas banner which is part of Sendas Distribuidora S/A

Stores by Format

	Pão de Açúcar	Extra	Extra- Eletro	CompreBem	Sendas	Extra Perto	Extra Fácil	Assai	Grupo Pão de Açúcar	Sales Area (m2)	Number of Employees

12/31/2006	164	83	50	186	62	-	4	-	549	1,217,984	63,607

Opened		4		4		5	8		21
Closed	(4)		(8)	(11)			(1)		(24)
Converted	(1)					1			-

9/30/2007	159	87	42	179	62	6	11	-	546	1,247,884	62,842

Opened	1	3		1		5	5	15*	30
Closed	(1)								(1)
Converted	(6)	1		(2)		4	3		-

12/31/2007	153	91	42	178	62	15	19	15	575	1,338,329	66,165

* Includes 14 stores acquired in nov/07.

Information by Format on December 31, 2007

	#	#	#	Sales
	Checkouts	Employees	Stores	Area (m2)

Pão de Açúcar	1,877	14,260	153	202,458
CompreBem	2,053	8,274	178	226,289
Sendas	899	4,875	62	105,805
Extra	3,687	23,170	91	689,887
Extra Perto	276	1,261	15	40,663
Extra Eletro	139	654	42	27,611
Extra Fácil	67	150	19	4,783
Assai	325	2,850	15	40,833

Total Stores	9,323	55,494	575	1,338,329

Headquarters		2,435
Prevention of Losses		3,943
Distribution Centers		4,293

Total Grupo Pão de Açúcar	9,323	66,165	575	1,338,329

Sales Breakdown (% of Net Sales)

	2007			2006

	9 Months	4th Q	Year	9 Months	4th Q	Year

Cash	50.2%	50.0%	50.1%	49.3%	49.9%	49.6%
Credit Card	39.6%	40.2%	39.8%	38.6%	38.6%	38.6%
Food Voucher	7.7%	7.9%	7.8%	8.0%	8.1%	8.0%
Credit	2.5%	1.9%	2.3%	4.1%	3.4%	3.8%
Post-dated Checks	1.6%	1.3%	1.5%	2.2%	1.8%	2.0%
Installment Sales	0.9%	0.6%	0.8%	1.9%	1.6%	1.8%

Productivity Indexes (in nominal R$)

Gross Sales per m2/month

	4thQ/07	4thQ/06	chg.(%)	2007	2006	chg.(%)

Pão de Açúcar	1,621	1,437	12.8%	1,480	1,315	12.5%
CompreBem	1,174	1,159	1.3%	1,060	1,050	1.0%
Sendas	1,118	1,088	2.8%	1,047	984	6.4%
Extra	1,157	1,328	-12.9%	1,072	1,162	-7.7%
Extra Eletro	1,328	1,078	23.2%	943	903	4.4%

Grupo Pão de Açúcar	1,238	1,289	-4.0%	1,135	1,147	-1.0%

Gross sales per employee/month

	4thQ/07	4thQ/06	chg.(%)	2007	2006	chg.(%)

Pão de Açúcar	24,430	23,025	6.1%	22,893	22,487	1.8%
CompreBem	31,929	30,351	5.2%	29,125	27,225	7.0%
Sendas	26,199	25,056	4.6%	24,960	22,040	13.2%
Extra	34,330	31,937	7.5%	28,668	29,054	-1.3%
Extra Eletro	58,689	56,485	3.9%	41,657	50,565	-17.6%

Grupo Pão de Açúcar	30,775	29,042	6.0%	27,003	26,587	1.6%

Average ticket - Gross sales

	4thQ/07	4thQ/06	chg.(%)	2007	2006	chg.(%)

Pão de Açúcar	30.2	26.9	12.3%	27.9	25.3	10.3%
CompreBem	22.4	21.2	5.7%	20.9	19.7	6.1%
Sendas	25.0	23.3	7.3%	23.2	21.7	6.9%
Extra	49.3	52.3	-5.7%	46.8	49.5	-5.5%
Extra Eletro	424.4	381.0	11.4%	382.8	339.3	12.8%

Grupo Pão de Açúcar	35.3	34.6	2.0%	32.6	32.1	1.6%

Gross sales per checkout/month

	4thQ/07	4thQ/06	chg.(%)	2007	2006	chg.(%)

Pão de Açúcar	175,771	158,047	11.2%	161,845	144,805	11.8%
CompreBem	129,385	127,085	1.8%	116,846	133,854	-12.7%
Sendas	131,533	127,314	3.3%	122,859	116,063	5.9%
Extra	215,771	207,370	4.1%	183,404	182,623	0.4%
Extra Eletro	263,788	220,218	19.8%	188,863	184,568	2.3%

Grupo Pão de Açúcar	178,638	170,663	4.7%	156,935	151,816	3.4%

4Q07 Results Conference Call
Thursday, March 6, 2008

Conference Call in Portuguese with simultaneous translation into English:

10:30 a.m. - Brasília time | 8:30 a.m. - New York time (US-ET)

Dial-in: (1-973) 935 8893
Code: 32558094

A live webcast is available on the Company’s site: www.gpari.com.br/eng. The replay can be accessed after the end of the Call by dialing (1-706) 645 9291; Code: 32558094.

Grupo Pão de Açúcar	MZ Consult

Daniela Sabbag	Tereza Kaneta
Investor Relations Officer	Phone: 55 (11) 3529-3772
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677	E-mail: tereza.kaneta@mz-ir.com
Email: gpa.ri@grupopaodeacucar.com.br

Website: http://www.gpari.com.br/eng

Statements contained in this release relating to the business outlook of the Company, projections of operating and financial results and relating to the growth potential of the Company, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 04 , 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.